Name of Issuer:  Health Risk Management, Inc.
Title of class of Securities:  Common Stock
CUSIP Number:  421935107
Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications:
		Robinson Curley & Clayton
		C. Phillip Curley
		300 South Wacker Dr.
		Suite #1700
		Chicago, Illinois  60606
		(312) 663-3100

Date of Event which Requires Filing of this Statement:
	October 16, 2000
Name of Reporting Person:  Chiplease, Inc.
Source of Funds:  WC
Citizenship or Place of Organization:
South Dakota USA
Number of Shares:  982,948
Aggregate Amount Beneficially Owned by

	Each Reporting Person:  982,948
Percent of Class Represented by Amount in Row (11):  21.09%
Item 1     Security and Issuer

	The class of securities to which this Statement relates is Common Stock,(the "Shares") of Health Risk Management, Inc.
the "Company") whose principal executive offices are located at 8000 West 78th St., Minneapolis, MN 55349.

Item 2     Identity and Background

	This statement is being filed by and on behalf of the beneficial owner listed below (the "Reporting Person").
Information with regard to the Reporting Person is set forth below.

Name (a)	        Present (b)              Principal
			Address               Occupation (c)
Chiplease, Inc.	     Leon Greenblatt, Sec'y      Leasing &
		      Chiplease Inc.           Investments
		      330 South Wells St. #718
		      Chicago, IL  60606

	(d-e) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of an administrative body of competent jurisdiction, and as a result thereof, been or is subject to a judgment, decree or final order enjoining future violations of federal or state securities laws.

	(f) The Reporting Person is incorporated in the State of South Dakota.

Item 3	 Source and Amount of Funds or Other
			Considerations

	The source of the funds is working capital. The amount of consideration was approximately $1,100,000.

Item 4	 Purpose of Transaction

	The Reporting Person, its parent company, Banco Panamericano, Inc., the Reporting Person's Secretary, Leon A. Greenblatt III, and his spouse have entered into a Standstill Agreement with the Company. Pursuant to the Standstill Agreement, a principal of Loop Corporation, a company having some common ownership with the Reporting Person, serves as a director of the Company.

	The Shares owned by the Reporting Person are for investment purposes. The Reporting Person may in the future purchase or sell additional shares of the Company subject to market conditions or any necessary regulatory approval. The Reporting Person may in addition contribute capital to the Company in support of the expansion of the Company's
HMO operations.

	The Reporting Person has no current plans or proposals which would relate to or result in any of the following:

	(a) The acquisition of additional shares in excess of 25% of the outstanding Shares of the Company as provided in the Standstill Agreement, although the Standstill Agreement may be amended to allow for the acquisition of additional shares by the Reporting Person;

	(b) An extraordinary corporate transaction, such as an acquisition, merger, reorganization or liquidation, involving the Company;

	(c) A sale or transfer of a material amount of assets of the Company;

	(d) A change in the present board of directors or management of the Company; including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e) A material change in the present capitalization or dividend policy of the Company;

	(f) Any other material change in the business or corporate structure of the Company;

	(g) Any change in the Articles of Incorporation or By-laws or other actions which may impede or expedite the acquisition of control of the Company by any person;

	(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i) Causing a class of securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or

	(j) Any action similar to any of those enumerated above.

Item 5	 Interest in Securities of the Issuer

	(a)  The Reporting Person owns 32,400 shares of the
Company.  Leon A. Greenblatt,  Secretary of the Reporting
Person, owns 246,598 shares of the Company and his spouse owns 81,000 shares. The parent company of the Reporting
Person, Banco Panamericano, Inc., owns 543,350 shares of the Company. A company having some common ownership with the Reporting Person, Loop Corporation, owns 79,600 shares of the Company. There are 4,661,801 Shares outstanding. The Reporting Person and these related parties own 21.09% of the outstanding Shares.

	(b) Leon A. Greenblatt III has the power to vote his shares, the Reporting Person's shares and Banco Panamericano, Inc.'s shares of the Company. Mr. Greenblatt shares the power to vote Loop Corporation's shares.

	(c) During approximately the last 60 days Leon A. Greenblatt III purchased 8,283 shares, his spouse purchased 10,000 shares, Banco Panamericano, Inc. purchased 127,600 shares and Loop Corporation purchased 39,200 shares. All purchases were made on the open market and the price of purchasing all such shares totaled approximately $1,100,000.

	(d) No other person has the right to receive or power to direct the receipt of dividends from or proceeds from the sale of the Company;

	(e)  Not applicable.

Item 6	Contracts, Arrangements,Understandings or
	Relationships With Respect to Securities of the Issuer

The Reporting Person, Banco Panamericano,
Inc., Leon A. Greenblatt III and his spouse have entered into a Standstill Agreement with the Company. The Reporting
Person is a subsidiary of Banco Panamericano, Inc.  Loop
Corporation shares some common ownership with the Reporting Person.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

Leon Greenblatt, Secretary